

APRIL 22, 2021 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES TO RELEASE 2021 FIRST QUARTER RESULTS ON APRIL 29

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties") (NYSE: SAND, TSX: SSL) will release its 2021 first quarter results on Thursday, April 29, 2021 after markets close.

A conference call will be held on Friday, April 30, 2021 starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 343-761-2522
North American Toll-Free: (+1) 833-350-1446
Conference ID: 3657105
Webcast URL: **https://bit.ly/3deWaQl**

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

ERFAN KAZEMI
CHIEF FINANCIAL OFFICER

604 689 0234

KIM BERGEN
CAPITAL MARKETS

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm Gold Royalties has acquired a portfolio of 200 royalties, of which 24 of the underlying mines are producing. Sandstorm Gold Royalties plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.